Goodwin Procter LLP
                               Counsellors at Law
                                 Exchange Place
                                Boston, MA 02109
                                 T: 617.570.1000
                                 F: 617.523.1231

                                  May 20, 2005


EDGAR CORRESPONDENCE

VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549
Attention:  Mr. Christian T. Sandoe

      Re:   Adelante Funds (the "Registrant")
            Post-Effective Amendment No. 8 (the "Amendment") to Registration
            ----------------------------------------------------------------
            Statement on Form N-1A (SEC File Nos. 333-90085; 811-09679)
            -----------------------------------------------------------


Ladies and Gentlemen:

      We understand that the Registrant is filing electronically with the Securities and Exchange Commission (the "Commission"), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), the Amendment that relates to Adelante U.S. Real Estate Securities Fund, the sole series of the Registrant (the "Fund").

      As indicated on the cover page to the Amendment, the Registrant has elected an effective date of May 31, 2005. This election is designed to coordinate the effectiveness of the Amendment with that of Post-Effective Amendment No. 7 ("PEA No. 7"), filed with the Commission on March 29, 2005.

      The Amendment is being filed to update financial information in the Fund's prospectus and statement of additional information and to make certain non-material changes to PEA No. 7 with respect to the Fund as deemed appropriate by the Registrant. The Amendment also includes responses to the comments of the Staff provided by Christian T. Sandoe to Jackson B.R. Galloway and Monica E. Antezana in a telephone conversation on May 13, 2005 regarding PEA No. 7. The documents being filed reflect the changes discussed herein. Our review of the Amendment has not revealed any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

      The Staff's comments are set forth below together with the Registrant's responses thereto.

Prospectus

      Comment No. 1:    UNDER THE HEADING "PRINCIPAL INVESTMENT STRATEGY"
WITH REGARD TO THE FUND, PLEASE EXPLAIN WHAT THE TERM "PROPERTY SECTORS"
MEANS.

      Response:   The Registrant has revised the disclosure to address the
Staff's concern.

      Comment No. 2:    IN THE FEE TABLE UNDER THE HEADING "FEES AND EXPENSES
OF THE FUND", PLEASE MOVE ALL FOOTNOTES DOWN SO THAT THEY APPEAR IMMEDIATELY ABOVE THE "EXAMPLE".

      Response:   The Registrant has revised the disclosure to address the
Staff's concern.

      Comment No. 3:    UNDER THE HEADING "PORTFOLIO MANAGER", PLEASE
DISCLOSE HOW LONG MR. TORRES HAS BEEN THE FUND'S PORTFOLIO MANAGER.

      Response:   The Registrant has revised the disclosure to address the
Staff's concern.

      Comment No. 4:    UNDER THE HEADING "BUYING AND SELLING SHARES -
DETERMINING YOUR SHARE PRICE", PLEASE REVISE THE CLAUSE "THE FUND MAY USE THE FAIR VALUE OF A PORTFOLIO SECURITY TO CALCULATE ITS NAV WHEN..." TO STATE "THE FUND WILL USE THE FAIR VALUE OF A PORTFOLIO SECURITY TO CALCULATE IT NAV WHEN..."

      Response:   The Registrant has revised the disclosure to address the
Staff's concern.

      Comment No. 5:    UNDER THE HEADING "FREQUENT TRADING POLICY", PLEASE
IDENTIFY ANY ADDITIONAL RISKS (E.G., TIME ZONE ARBITRAGE AS DISCUSSED IN SEC RELEASE NOS. 33-8408; IC-26418) SPECIFIC TO THIS TYPE OF FUND.

      Response: The Registrant does not believe that the Fund's focus on real estate related securities exposes it to the risk of market timing activity comparable to the time zone arbitrage risk cited by the Staff for funds focusing on non-U.S. securities or the risk of market timing activity to which the Staff indicated funds focusing on high yield bonds or small capitalization equity securities may be subject because those types of securities can be less liquid than equity securities of large capitalization U.S. issuers. Currently, all the real estate securities held by the Fund are traded on the New York Stock Exchange. The Adviser is not aware of any feature of (a) the real estate securities in which the Fund invests or currently intends to invest or (b) the market for those securities that would subject the Fund to a material risk of market timing activity. For this reason, the Registrant does not believe additional risk disclosure is appropriate.

      Comment No. 6:    THE DISCLOSURE UNDER THE HEADING "FREQUENT TRADING
POLICY" GIVES THE IMPRESSION THAT THE FUND HAS DISCRETION WHETHER TO RESTRICT ACTIVITIES OF MARKET TIMERS. PLEASE EITHER (I) DISCLOSE THAT THE FUND WILL TAKE ACTION TO PREVENT FURTHER MARKET-TIMING ACTIVITY ONCE ANY MARKET TIMERS ARE IDENTIFIED, OR (II) PROVIDE DISCLOSURE INDICATING THAT THE FUND MAY ALLOW MARKET-TIMING ACTIVITY BY CERTAIN FAVORED SHAREHOLDERS.

      Response:   The Registrant has revised the disclosure to address the
Staff's concern.

      Comment No. 7:    PLEASE NOTE UNDER THE HEADING "FOR MORE INFORMATION"
ON THE BACK COVER WHETHER THE FUND HAS A WEBSITE AND, IF SO, WHETHER THE STATEMENT OF ADDITIONAL INFORMATION, ANNUAL REPORT OR SEMI-ANNUAL REPORT CAN BE ACCESSED ON THE INTERNET.

      Response:   The Registrant has added disclosure to address the Staff's concern.

Statement of Additional Information

      Comment No. 8:    IN THE SECOND SENTENCE UNDER THE HEADING
 "NON-DIVERSIFICATION", PLEASE DELETE THE WORD "MORE-WIDELY".

      Response:   The Registrant has revised the disclosure to address the
Staff's concern.

      Comment No. 9:    PLEASE REVISE THE FIRST SENTENCE UNDER THE HEADING
"DISCLOSURE OF PORTFOLIO HOLDINGS", TO STATE THAT THE "BOARD HAS ADOPTED POLICIES AND PROCEDURES..." RATHER THAN THAT THE "TRUST HAS ADOPTED POLICIES AND PROCEDURES..."

      Response:   The Registrant has revised the disclosure to address the
Staff's concern.

     Comment No. 10:    UNDER THE HEADING "DISCLOSURE OF PORTFOLIO HOLDINGS",
PLEASE IDENTIFY THE FUND'S FINANCIAL PRINTER BY NAME UNLESS (I) THE PORTFOLIO HOLDINGS INFORMATION DISCLOSED TO THE PRINTER IS MADE PUBLICLY AVAILABLE IN AN SEC FILING REQUIRED TO INCLUDE THE INFORMATION, OR (II) THE FUND MAKES THE PORTFOLIO HOLDINGS INFORMATION AVAILABLE ON ITS WEBSITE, AND APPROPRIATELY DISCLOSES IN ITS CURRENT PROSPECTUS THAT SUCH INFORMATION IS AVAILABLE ON ITS WEBSITE, AT LEAST ONE DAY BEFORE DISCLOSING THE INFORMATION TO THE PRINTER.

      Response:   The Registrant has added disclosure to address the Staff's concern.

     Comment No. 11:    FOR EACH PARTY DESCRIBED IN THE FIRST THREE BULLET
POINTS UNDER THE HEADING "DISCLOSURE OF PORTFOLIO HOLDINGS", PLEASE IDENTIFY THE LAG TIME, IF ANY, BETWEEN THE "AS OF" DATE OF ANY PORTFOLIO HOLDINGS INFORMATION DELIVERED TO THAT PARTY AND THE DATE THE PARTY RECEIVES THE INFORMATION. IF THERE IS NONE, SO INDICATE.

      Response:   The Registrant has added disclosure to address the Staff's concern.

     Comment No. 12:    UNDER THE HEADING "DISCLOSURE OF PORTFOLIO HOLDINGS",
PLEASE IDENTIFY ANY POLICIES OR PROCEDURES DESIGNED TO MONITOR THE USE OF PORTFOLIO HOLDINGS INFORMATION BY INDIVIDUALS OR ENTITIES TO WHICH IT IS DISCLOSED. IF THERE ARE NO SUCH POLICIES OR PROCEDURES, NO DISCLOSURE IS REQUIRED. SUCH POLICIES OR PROCEDURES MAY INCLUDE POLICIES OR PROCEDURES DESIGNED TO MONITOR INDIVIDUALS WHO HAVE ACCESS TO PORTFOLIO HOLDINGS INFORMATION AT THE FUND'S ADVISER.

      Response:   The Registrant has added disclosure to address the Staff's concern.

                                       * * *

The undersigned acknowledges on behalf of the Registrant that:

   o the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

   o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

   o the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
o
                                       * * *

      If you have any questions with respect to the foregoing, please do not hesitate to telephone the undersigned at (617) 570-1085.

                                          Sincerely,


                                          /s/ Monica E. Antezana


                                          Monica E. Antezana